Exhibit 99.1

Hailiang Education Enters into Definitive Agreement for Going-Private Transaction

HANGZHOU, China, May 9, 2022 /PRNewswire/ -- Hailiang Education Group Inc. (Nasdaq: HLG), ("Hailiang Education" or the "Company" or "We"), an education and management services provider in China, today announced that it has entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Hailiang Education International Limited, an exempted company with limited liability incorporated under the law of the Cayman Islands (“Parent”) and HE Merger Sub Limited, an exempted company with limited liability incorporated under the law of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement and subject to the terms and conditions thereof, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company and becoming a wholly-owned subsidiary of Parent (the “Merger”), in a transaction implying an equity value of the Company of approximately US$368.89 million. Parent is ultimately controlled by Mr. Hailiang Feng (“Mr. Feng”), the founder of the Company.

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each ordinary share of the Company (each a "Share") issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist, in exchange for the right to receive US$0.894375 in cash without interest (the "Per Share Merger Consideration"), and each outstanding American Depositary Share of the Company (each an "ADS," representing 16 Shares, and collectively, the “ADSs”) will be cancelled in exchange for the right to receive US$14.31 in cash without interest (the "Per ADS Merger Consideration"), except for (a) Shares (including Shares represented by ADSs) beneficially owned by Mr. Feng and his affiliates (the “Rollover Securityholders”), which will be rolled over in the transaction, (b) Shares (including Shares represented by ADSs) owned by Parent, Merger Sub or the Company (as treasury shares, if any) or by any of their direct or indirect subsidiaries, and (c) Shares that are held by a holder who has validly exercised and not withdrawn or lost its right to dissent from the Merger pursuant to Section 238 of the Companies Law of the Cayman Islands, which will be cancelled and cease to exist and will entitle the former holder thereof to receive payment of the fair value of such dissenting shares in accordance with Section 238 of the Companies Law of the Cayman Islands.

The Per ADS Merger Consideration represents a premium of 24.98% to the closing price of the Company’s ADSs on December 22, 2021, the last trading day prior to the Company’s announcement of its receipt of the “going-private” proposal from Mr. Feng, and a premium of 11.75% to the volume- weighted average closing price of the Company’s ADSs during the last seven trading days prior to the Company's receipt of the "going-private" proposal.

Parent and its affiliates (the "Buyer Group"), including the Rollover Securityholders, intend to fund the Merger with a combination of rollover equity and cash, and Hailiang Group Co., Ltd. has delivered copy of an executed equity commitment letter to the Company.

The Company's board of directors (the “Board”), acting upon the unanimous recommendation of a special committee of independent directors established by the Board (the “Special Committee”), approved the Merger Agreement, the Merger and other transactions contemplated under the Merger Agreement, and resolved to recommend that the Company’s shareholders vote to authorize and approve the Merger Agreement and the Merger. The Special Committee negotiated the terms of the Merger Agreement with the assistance of its financial and legal advisors.

The Merger is currently expected to close during the third quarter of 2022 and is subject to customary closing conditions, including the approval of the Merger Agreement by the affirmative vote of shareholders representing not less than two-thirds of the votes cast, present and voting in person or by proxy at a meeting of the Company's shareholders. The Rollover Securityholders have each agreed to vote and cause to be voted all of the Shares and ADSs they beneficially own, which represent approximately 87.28% of the voting rights attached to the outstanding Shares of the Company as of the date of the Merger Agreement, in favor of the authorization and approval of the Merger Agreement and the Merger. If completed, the Merger will result in the Company becoming a privately held company wholly owned by Parent and its ADSs will no longer be listed on The Nasdaq Global Market.

The Company will prepare and file with the U.S. Securities and Exchange Commission a Schedule 13E-3 transaction statement, which will include a proxy statement of the Company. The Schedule 13E-3 will include a description of the Merger Agreement and contain other important information about the Merger, the Company and the other participants in the Merger.

Kroll, LLC, operating through its Duff & Phelps Opinions Practice, is serving as the financial advisor to the Special Committee. Orrick, Herrington & Sutcliffe LLP is serving as U.S. legal counsel to the Special Committee. Hunter Taubman Fischer & Li LLC is serving as U.S. legal counsel to the Company. Conyers Dill & Pearman LLP is serving as Cayman Islands legal counsel to the Company.

VCL LAW LLP is serving as U.S. legal counsel to the Buyer Group.

Additional Information about the Merger

The Company will furnish to the U.S. Securities and Exchange Commission (the “SEC”) a current report on Form 6-K regarding the Merger, which will include as an exhibit thereto the Merger Agreement. All parties desiring details regarding the Merger Agreement are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the Merger, the Company will prepare and mail a proxy statement to its shareholders. In addition, certain participants in the Merger will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement that will include the proxy statement. These documents will be filed with or furnished to the SEC. SHAREHOLDERS AND INVESTORS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER AND RELATED MATTERS. In addition to receiving the proxy statement and the Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the Merger and related matters, without charge, from the SEC’s website (http://www.sec.gov).

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from the Company’s shareholders with respect to the Merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the Merger when it is filed with the SEC. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the Merger proceed.

About Hailiang Education Group Inc.

Hailiang Education Group Inc. (Nasdaq: HLG) is an education and management service providers in China. The Company primarily focuses on providing distinguished, specialized, and internationalized education. Hailiang Education is dedicated to providing students with high-quality high school curriculum education, student management services, ancillary educational services, and education and management services, and it strives to maintain the high quality of its students' life, study, and development. Hailiang Education adapts its educational services based upon its students' individual aptitudes. Hailiang Education is devoted to improving its students' academic capabilities, cultural accomplishments, and international perspectives. For more information, please visit http://ir.hailiangedu.com.

Forward-Looking Statements

This press release contains information about Hailiang Education's view of its future expectations, plans, and prospects that constitute forward-looking statements. These forward-looking statements are made under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to the following: general economic conditions in China, competition in the education industry in China, the expected growth of the Chinese private education market, Chinese governmental policies relating to private educational services and providers of such services, health epidemics and other outbreaks in China, the Company's business plans, the Company's future business development, results of operations, and financial condition, expected changes in the Company's revenue and certain cost or expense items, its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the number of students entrusted by schools, the successful integration of acquired companies, technologies and assets into its portfolio of software and services, marketing and other business development initiatives, dependence on key personnel, the ability to attract, hire, and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property, the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights, the possibility that various closing conditions for the proposed transaction under the Merger Agreement may not be satisfied or waived, and other risks detailed in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), as well as the Schedule 13E-3 transaction statement and the proxy statement to be filed by the Company. Hailiang Education may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Hailiang Education's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, whether known or unknown, and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "will make," "will be," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "endeavor to," "is/are likely to," or other similar expressions. Further information regarding these and other risks is included in our annual report on Form 20-F and other filings with the SEC. All information provided in this press release is as of the date of this press release, and Hailiang Education undertakes no obligation to update any forward-looking statements, except as may be required under applicable law.

For more information, please contact:
Mr. Litao Qiu
Board Secretary
Hailiang Education Group Inc.
Phone: +86-571-5812-1974
Email: ir@hailiangeducation.com